Exhibit 1.2

Exhibit A
to
Definitive Stock Purchase Agreement

ASSIGNMENT AND ROYALTY AGREEMENT

October 19, 2007

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, Two Dog Net, Inc., a Utah corporation (“Transferor”) does hereby sell, convey, assign, transfer, vest and deliver to The Childrens Internet, Inc., a Nevada corporation (the “Company”), its successors and assigns, any and all of its rights, title, and interest in and to the assets as described in Appendix I hereto (the “Assets”), (the “Assignment and Transfer”). The Assignment and Transfer shall be effective as of the closing date (the “Closing Date”) set forth in that certain Definitive Stock Purchase Agreement of even date herewith (the “Purchase Agreement”) without any further action by either party. This Agreement shall terminate and be void and of no legal effect in the event of termination of the Purchase Agreement in accordance with its terms prior to the Closing Date. The Company shall take no action perfecting the Assets transferred hereby until after the Closing Date.

1. Royalties. Transferor and the Company hereby agree that the Company shall pay to Transferor, for the duration of the Royalty Period, and as additional consideration for the transfer of the Assets, a one time payment, per subscriber, of One Dollar ($1.00) for each subscriber of The Children’s Internet secure online service that becomes a subscriber during the Royalty Period (the “Royalty Payment”). The “Royalty Period” shall mean the two year period beginning on the Closing Date hereof and ending on the two year anniversary of the Closing Date hereof. Each Royalty Payment will accrue upon receipt by the Company of its first monthly user fee (the “Initial User Fee”) from each such subscriber. Accrued Royalty Payments shall be paid within thirty (30) days after the end of the calendar quarter in which it accrues.

Each Royalty Payment shall be accompanied by a corresponding royalty report setting forth the number new subscribers received during the calendar quarter in which the applicable royalties accrued, and the total Royalty Payment due. The Company shall keep records in sufficient detail to permit the determination of Royalty Payments payable hereunder and at the request and expense of Transferor will permit Transferor to examine, upon thirty (30) days written notice to the Company, during ordinary business hours once in each calendar year, such records and other materials as may be reasonably necessary to verify or determine royalties paid or payable under this Agreement. If no request for examination of such records and materials for a particular calendar month has been made by Transferor within one (1) year after the end of said period, the right to examine such records and materials for said period, and the obligation to keep such records and materials for said period shall terminate. In the event that any such examination reveals an underpayment by the Company, Transferor shall notify the Company in writing of the total amount owing.

In the event that the Company agrees with such discrepancy, it shall pay the amount equal to such underpayment promptly. In the event the Company disagrees with such discrepancy and the parties are unable, after diligent effort, to resolve the matter, the parties shall submit the matter to an independent accountant reasonably agreed to by the parties who shall make a final determination as to the correct royalty payment owed. The fees and expenses of such independent accountant shall be paid by the party who’s position does not prevail and was determined to be incorrect by such accountant. Such fees shall be paid promptly and within industry standards for services performed.

2. Cancellation of Stock Option and Company Stock Purchase Opportunity.

a. Cancellation of Stock Option. Transferor and the Company agree that on the Closing Date, the option to purchase up to 18,000,000 shares of the Company’s common stock dated February 15, 2005 held by Transferor (the “Option”) will be cancelled without any further action or any payment by the parties. Transferor further agrees not to exercise, transfer or otherwise modify the Option in whole or in part on or prior to the Closing Date.

b. Company Stock Purchase Opportunity. After the Closing Date, the Company shall set aside from its authorized and unissued shares an aggregate of 12,857,142 shares of its common stock (the “Shares”) solely for the purpose of offering such Shares to certain stockholders of Transferor at a price of $0.07 per share, as further described below (the “Offering”). The Shares will be made available only to stockholders of Transferor who receive cash payments from the Securities and Exchange Commission (the “SEC”) from an escrow fund of $900,000 set aside for such stockholders under a final judgment entered into in connection with the SEC Litigation (as defined in the Purchase Agreement) and only to the extent of such payments. The Offering will be held open for a period of ninety (90) days following the date of the cash distribution by the SEC. The Shares will be offered under SEC Regulation D.

3. Representations and Warranties.

a. Transferor is a corporation duly organized, validly existing and in good standing under the laws of the state of Utah and has all requisite corporate power and authority to carry on their business as now conducted and proposed to be conducted.

b. Transferor has all necessary power and authority to execute and deliver this Agreement and to carry out its provisions. All action on Transferor’s part required for the lawful execution and delivery of this Agreement (including approval of its board of directors and stockholders, if necessary) has been taken. Upon its execution and delivery, this Agreement will be a valid and binding obligation of Transferor, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

c. Transferor is not be a party to, or bound by, any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instruments under the terms of which the execution, delivery and performance by Transferor of this Agreement and the consummation of the transactions contemplated hereby will require a consent, approval, or notice or result in a lien on any of the Assets.

d. Attached hereto on Schedule A is a complete and accurate listing of all Transferor’s Indebtedness (as defined in the Purchase Agreement) as of the date thereof.

e. Transferor warrants that it is the sole owner of the entirety of the Assets, “The Children’s Internet” product and the “Safe-Zone Technology,” including all intellectual property related thereto, free and clear of any and all liens, encumbrances, pledges, security interests, claims (including but not limited to creditor claims), agreements, promises or third party rights of any nature whatsoever. Use of the Assets does not infringe, misappropriate or make any unlawful use of or has at any time infringed, misappropriated or made any unlawful use of, any Proprietary Asset ( as defined in the Purchase Agreement) owned or used by any other person or entity. No claims or notices (in writing or otherwise) with respect to the Assets have been communicated to Transferor (A) to the effect that the manufacture, sale, license or use of any Assets infringes or potentially infringes, or constitutes a misappropriation or unlawful use of, any copyright, patent, trade secret or other intellectual property right of a third party, or (B) challenging the ownership or validity of any of the rights of Transferor to or interest in the Assets. Transferor has not received notice to the effect that any Assets are invalid or not subsisting. No other person or entity is infringing, misappropriating or making any unlawful use of, and no Proprietary Asset owned or used by any other person or entity infringes or conflicts with, any Asset.

f. Transferor warrants that it has the right to enter into and perform each of the acts and obligations described in this Agreement without violating any rights of any third party. Transferor represents and warrants that the Assets and the proposed use thereof by the Company consistent with its past practices do not and will not violate the rights of any other party, and that the Assets are being delivered in good working order without defects and fit for the use to which the Company is currently putting such Assets.

g. All current and former employees of Transferor all current and former consultants and independent contractors to Transferor who provided or are providing technical services relating to the Assets have executed and delivered to Transferor an agreement, the material provisions of which are in substance as protective to Transferor as the terms of the form of the Mutual Non-Disclosure Agreement attached to the Purchase Agreement as Exhibit E. To Transferor’s knowledge, no employee, officer or consultant of Transferor is in violation of any such agreement and all such agreements are currently in effect.

4. Use of Non-transferred Names and Trademarks. Prior to the Closing, Transferor shall cause the Company to remove from its software, websites, printed materials and any other documents, programs or materials, the terms “Two Dog Net” and “Safe Zone Technology.”

5. General.

a. This Assignment and Royalty Agreement shall be governed by and construed in accordance with the internal laws of the State of California regardless of the laws that might otherwise govern under principles of conflict of laws applicable thereto.

b. Transferor agrees to reasonably cooperate with the Company to register or otherwise perfect the Company’s interest in the assets assigned hereby.

c. Transferor understands and acknowledges that the assignment of Assets effected hereby is for the purpose of investing in the Company the exclusive right to hold such Assets for use in the Business and Transferor (for itself and its affiliates) hereby agrees not to use the Assets or otherwise compete with the Company in the Business.

d. This Assignment and Royalty Agreement supersedes and shall operate to terminate all prior license and other agreements relating to the subject matter hereof between the parties hereto.

IN WITNESS WHEREOF, the Company and Transferor have executed this Assignment and Royalty Agreement effective as of the date first above written.

“TRANSFEROR” TWO DOG NET, INC. By: /s/ Nasser Hamedani Name: Nasser Hamedani Title: CEO	“COMPANY” THE CHILDRENS INTERNET, INC. By: /s/ Sholeh Hamedani Name: Sholeh Hamedani Title: CEO

APPENDIX I

DESCRIPTION OF ASSETS

The “Assets” include the following:

1. All of Two Dog Net, Inc.’s right, title, and interest in and to the children's oriented global computer network programming and internet service, including all previous versions and any discontinued or disconnected functionality of that product, currently being used and sold in Version 9.4 and 9.5 of The Children’s Internet software/online service , including but not limited to the monitor program, proxy service, flash animations (copyrighted or otherwise), search engine service, browser program, secure e-mail software and services, education and entertainment portals, and all its proprietary characters and content (including costumes and mascots), web pages, manuals, Two Dog Net copyrights, other written materials and home rooms and all trade secrets and other Proprietary Assets relating thereto and including discontinued or disconnected features (the “The Children’s Internet Technology”) as used in the business of selling, distributing, marketing, manufacturing, building, designing, writing, installing or creating children’s secured content based internet software (the “Business”);

2. Two Dog Net, Inc.’s right, title, and interest in that certain software technology known as Safe Zone Technology (the “Safe Zone Technology”) as used in the Business;

3. All of Two Dog Net, Inc.’s right, title, and interest in and to the trademark “Children's Internet” (the “The Children’s Internet Mark”), and any other trademarks or trademark registrations related to the foregoing mark or The Children’s Internet Technology;

4. All of Two Dog Net, Inc.’s right, title, and interest in and to the url “Two Dog Home” and any registrations related to the foregoing and any trademarks, service marks or trademark registrations relating to any of the Two Dog characters, costumes or mascots;

5. All of Two Dog Net, Inc.’s right, title, interest in the promotional website content and domain names www.childrensinternet.com, www.childrensinternet.net, www.thechildrensinternet.net and www.thechildrensinternet.com.

The “Assets” do not include the following:

1. Two Dog Net, Inc.’s right, title, and interest in the Safe Zone Technology as used in businesses or applications other than the Business; and

2. Two Dog Net Inc.’s right, title and interest in the Two Dog Net name and any trademarks or trademark registrations relating to the Safe Zone Technology name.